Exhibit 21

List of Subsidiaries

1.	Stevia Asia Limited, a company incorporated under the companies ordinance of Hong Kong

2.	Stevia Technew Limited, a company incorporated under the companies ordinance of Hong Kong

3.	Stevia Ventures International Ltd., a corporation organized under the laws of the British Virgin Islands

4.	SC Brands Pte Ltd., a corporation organized under the laws of Singapore

5.	Real Hemp LLC, an Indiana limited liability company